Exhibit 99.1

Enlivex Announces Cost Reduction Plan to Focus Resources on Phase 2b Trial of Allocetra™ in Age-Related Primary

Moderate-to-Severe Knee Osteoarthritis

●	Non-clinical R&D activities to be wound down; resources to be focused on executing the Phase 2b trial

●	Workforce reduced by approximately 60%; management and CEO salaries reduced

●	Plan designed to substantially reduce cash burn

●	Topline Phase 2b six-month endpoint data expected by mid-2027

Nes-Ziona, Israel, Oct. 19, 2026 (GLOBE NEWSWIRE) -- “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today announced a cost reduction plan, effective immediately, designed to substantially reduce the Company’s cash burn and focus its resources on the execution of its Phase 2b clinical trial of Allocetra™ for the treatment of patients with moderate-to-severe age-related symptomatic primary knee osteoarthritis (OA). The Company expects to report topline six-month data from the trial by mid-2027.

The Company’s plan includes the following measures:

●	Wind-down of non-clinical R&D: The Company is winding down, effective immediately, all research and development activities not related to the Phase 2b clinical trial.

●	Focus on clinical execution: The Company’s resources will be dedicated to the execution of the Phase 2b trial and related activities.

●	Workforce reduction: The Company is reducing its workforce by approximately 60%.

●	Management compensation reduction: Salaries for the Company’s management team will be reduced by 20%, and the Chief Executive Officer’s will be reduced by 40%.

Dr. Oren Hershkovitz, Chief Executive Officer of Enlivex, stated ” Our priorities are clear. The positive results from our Phase 1/2a trial of Allocetra™ and the U.S. Food and Drug Administration’s (FDA) Regenerative Medicine Advanced Therapy (RMAT) designation give us strong conviction in Allocetra’s™ potential in treating knee osteoarthritis. We believe that the most important milestone ahead of us is the six-month topline data from our Phase 2b trial. By winding down non-clinical R&D, reducing our workforce, and having management, including myself, take substantial salary reductions, we are focusing our resources to reach that readout as efficiently as possible, which we expect by mid-2027.”

Phase 2b Trial, Phase 1/2a Results and RMAT Designation

The global, multicenter, randomized, double-blind, placebo-controlled Phase 2b trial is evaluating intra-articular injections of Allocetra™ in patients aged 64 and older with moderate-to-severe age-related symptomatic primary knee OA, the population for which the FDA granted RMAT designation in July 2026. The trial builds on the completed Phase 1/2a trial (NCT06233474), in which Allocetra™ demonstrated in the age-related Primary OA responder population, statistically significant and clinically meaningful improvements in knee pain and function compared with placebo at three and six months, with a favorable safety profile.

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

About Knee Osteoarthritis

Osteoarthritis (OA) is one of the most prevalent and disabling diseases worldwide, affecting more than 32 million Americans today and projected to impact 78 million Americans by 2040. There are currently no approved disease-modifying therapies; treatment is largely limited to pain relief, intra-articular steroids, or surgery, and the burden increases sharply with age. By age 60, Knee OA affects roughly 30% of the population, and about half of knee OA patients are 60 years and older. This demographic is expanding with global aging trends, underscoring the need for new, durable therapies.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” “on track,” and other words of similar meaning, including statements relating to the Company’s cost reduction plan, including the expected reductions in operating expenses and cash burn, the expected timing and amount of related restructuring charges, and the Company’s ability to fund its operations; the Company’s need for, and ability to obtain, additional financing; the progress, enrollment, design and expected timing of completion of the Company’s Phase 2b clinical trial of ALLOCETRA™; the expected timing of topline six-month data from the Phase 2b trial; the potential benefits of RMAT designation; the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that the cost reduction plan may not achieve the anticipated savings, may take longer than expected to implement, or may result in unanticipated costs or disruptions, including to the conduct of the Phase 2b trial; the risk that the Company will be unable to obtain additional financing on acceptable terms, or at all, to fund the Phase 2b trial through topline data; risks related to the timing of patient enrollment and the conduct, completion and results of clinical trials; the risk that results of earlier clinical trials, including the Phase 1/2a trial, may not be predictive of results of later trials, including the Phase 2b trial; the risk that RMAT designation may not result in a faster development or regulatory review process and does not increase the likelihood of regulatory approval; the risk that the Company may not obtain regulatory approval for ALLOCETRA™ on the anticipated timeline or at all; the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Ltd.

shachar@enlivex.com